MANAGEMENT'S DISCUSSION AND ANALYSIS OF TRILOGY INTERNATIONAL PARTNERS INC.

This Management's Discussion and Analysis ("MD&A") contains important information about the business of Trilogy International Partners Inc. ("TIP Inc.", together with its consolidated subsidiaries, the "Company") and its performance for the three and six months ended June 30, 2020. This MD&A should be read in conjunction with TIP Inc.'s audited consolidated financial statements for the year ended December 31, 2019 and notes thereto (the "Consolidated Financial Statements"), prepared in accordance with generally accepted accounting principles in the U.S. ("U.S. GAAP") as issued by the Financial Accounting Standards Board ("FASB"), TIP Inc.'s MD&A for the year ended December 31, 2019 and TIP Inc.'s unaudited condensed consolidated financial statements for the three and six months ended June 30, 2020 and notes thereto (the "Condensed Consolidated Financial Statements"), prepared in accordance with U.S. GAAP.

On February 7, 2017, Trilogy International Partners LLC, a Washington limited liability company ("Trilogy LLC"), and Alignvest Acquisition Corporation (now TIP Inc.) completed a court approved plan of arrangement (the "Arrangement") pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016). As a result of the Arrangement, TIP Inc., through a wholly owned subsidiary, owns and controls a majority interest in Trilogy LLC. As of June 30, 2020, TIP Inc. holds a 69.0% economic ownership interest in Trilogy LLC.

All dollar amounts are in U.S. dollars ("USD"), unless otherwise stated. Amounts for subtotals, totals and percentage variances included in tables in this MD&A may not sum or calculate using the numbers as they appear in the tables due to rounding. This MD&A is current as of August 11, 2020 and was approved by the Company's board of directors.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws ("forward-looking statements"). Forward-looking statements are provided to help you understand the Company's views of its short and longer term plans, expectations and prospects. The Company cautions you that forward-looking statements may not be appropriate for other purposes.

Forward-looking statements include statements about the Company's business outlook for the short and longer term and statements regarding the Company's strategy, plans and future operating performance. Furthermore, any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Such statements are identified often, but not always, by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" occur, be taken, or be achieved, or the negative of any of these terms and similar expressions including, but not limited to, statements relating to: the continued expansion of wireless communication and data technologies, and its growing affordability; revenue growth from increasing consumption of data services; the Company's ability to retain, and capture a larger share of, customers; change in the economic, competitive and market conditions in New Zealand and Bolivia; the performance of the Company's investments; the renewal or expiration of the Company's spectrum licenses and the availability of 5G spectrum licenses; changes in regulatory policies and the enforcement of service quality and other compliance requirements; and the impact of the coronavirus (COVID-19) pandemic. Forward-looking statements are not promises or guarantees of future performance. Such statements reflect the Company's current views with respect to future events and may change significantly. Forward-looking statements are subject to, and are necessarily based upon, a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material assumptions used by the Company to develop such forward-looking statements include, but are not limited to:

  the absence of unforeseen changes in the legislative and operating frameworks for the Company;
  the Company meeting its future objectives and priorities;
  the Company having access to adequate capital to fund its future projects and plans;
  the Company's future projects and plans proceeding as anticipated;
  taxes payable;
  subscriber growth, pricing, usage and churn rates;
  technology deployment;
  data based on good faith estimates that are derived from management's knowledge of the industry and other independent sources;
  general economic and industry growth rates; and

  commodity prices, currency exchange and interest rates and competitive intensity.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, due to a variety of known and unknown risks, uncertainties and other factors, including, without limitation, those described under the heading "Risk Factors" included in TIP Inc.'s Annual Report on Form 20-F for the year ended December 31, 2019 (the "2019 Annual Report") filed on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov), and those referred to in TIP Inc.'s other regulatory filings with the U.S. Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. Such risks, as well as uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in the Company's forward-looking statements, include, without limitation:

  the Company's and Trilogy LLC's history of incurring losses and the possibility that the Company will incur losses in the future;
  the Company having insufficient financial resources to achieve its objectives;
  risks related to any potential acquisition, investment or merger;
  the Company's significant level of consolidated indebtedness and the refinancing, default and other risks resulting therefrom;
  the Company's and Trilogy LLC's status as holding companies;
  the Company's and its subsidiaries' ability to sell or purchase assets;
  the restrictive covenants in the documentation evidencing the Company's outstanding indebtedness;
  the Company's and Trilogy LLC's ability to incur additional debt despite their respective indebtedness levels;
  the Company's ability to pay interest due on its indebtedness and Trilogy LLC's reliance on dividend distributions from the operating subsidiaries in New Zealand and Bolivia to fund such payments;
  the Company's ability to refinance its indebtedness;
  the risk that the Company's credit ratings could be downgraded;
  the significant political, social, economic and legal risks of operating in Bolivia;
  the regulated nature of the industry in which the Company participates;
  some of the Company's operations being in markets with substantial tax risks and inadequate protection of shareholder rights;
  the need for spectrum access;
  the use of "conflict minerals" in handsets and the availability of certain products, including handsets;
  risks related to anti-corruption compliance;
  intense competition in all aspects of the Company's business;
  lack of control over network termination costs, roaming revenues and international long distance revenues;
  rapid technological change and associated costs, including the ability of the Company's subsidiaries to finance, construct and deploy 5G technology in their markets;
  reliance on equipment suppliers, including Huawei Technologies Co., Ltd. and its subsidiaries and affiliates;
  subscriber churn risks, including those associated with prepaid accounts;
  the need to maintain distributor relationships;
  the Company's future growth being dependent on innovation and development of new products;
  security threats and other material disruptions to the Company's wireless network;
  the ability of the Company to protect subscriber information and cybersecurity risks generally;
  actual or perceived health risks associated with handsets;
  litigation, including class actions and regulatory matters;
  fraud, including device financing, customer credit card, subscription and dealer fraud;
  reliance on limited management resources;
  risks related to the minority shareholders of the Company's subsidiaries;
  general economic risks;
  natural disasters, including earthquakes and public health crises (including the recent coronavirus (COVID-19) outbreak) and related potential impact on the Company's financial results and performance;
  risks related to climate change and other environmental factors;
  foreign exchange rate and interest rate changes and associated risks;
  risks related to currency controls and withholding taxes;
  the Company's, Trilogy LLC's, and their subsidiaries' ability to utilize carried forward tax losses;
  tax related risks;

  the Company's dependence on Trilogy LLC to make contributions to pay the Company's taxes and other expenses;
  Trilogy LLC's obligations to make distributions to the Company and the other owners of Trilogy LLC;
  differing interests among TIP Inc.'s and Trilogy LLC's other equity owners in certain circumstances;
  new laws and regulations;
  risks associated with the Company's internal controls over financial reporting;
  an increase in costs and demands on management resources when the Company ceases to qualify as an "emerging growth company" under the U.S. Jumpstart Our Business Startups Act of 2012;
  additional expenses if the Company loses its foreign private issuer status under U.S. federal securities laws;
  risks that the market price of the common shares of TIP Inc. (the "Common Shares") may be volatile and may continue to be significantly depressed;
  risks that substantial sales of Common Shares may cause the price of the shares to decline;
  risks that the Company may not pay dividends;
  restrictions on the ability of Trilogy LLC's subsidiaries to pay dividends, including risk that obligations of the operating subsidiaries, such as the timing of upcoming spectrum renewals in New Zealand, coupled with the potential impact of COVID-19 on our operating results, could impact distribution tests under their debt facilities and reduce or preclude dividends;
  dilution of the Common Shares and other risks associated with equity financings;
  risks related to the influence of securities industry analyst research reports on the trading market for the Common Shares; and
  risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Except as required by applicable law, the Company does not assume any obligation to update forward-looking statements should circumstances or management's beliefs, expectations or opinions change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Market and Other Industry Data

This MD&A includes industry and trade association data and projections as well as information that the Company has prepared based, in part, upon data, projections and information obtained from independent trade associations, industry publications and surveys. Some data is based on the Company's good faith estimates, which are derived from management's knowledge of the industry and independent sources. Industry publications, surveys and projections generally state that the information contained therein has been obtained from sources believed to be reliable. The Company has not independently verified any of the data from third-party sources nor has it ascertained the underlying economic assumptions relied upon therein. Statements as to the Company's market position are based on market data currently available to the Company. Its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in the 2019 Annual Report under the heading "Risk Factors" and discussed herein under the heading "Cautionary Note Regarding Forward-Looking Statements".  Projections and other forward-looking information obtained from independent sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this MD&A.

Trademarks and Other Intellectual Property Rights

The Company has proprietary rights to trademarks used in this MD&A, which are important to its business, including, without limitation, "2degrees", "NuevaTel" and "Viva". The Company has omitted the "®," "™" and similar trademark designations for such trademarks but nevertheless reserves all rights to such trademarks. Each trademark, trade name or service mark of any other company appearing in this MD&A is owned by its respective holder.

About the Company

TIP Inc., together with its consolidated subsidiaries in New Zealand and Bolivia, is a provider of wireless voice and data communications including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. The Company also provides fixed broadband communications to residential and enterprise customers in New Zealand. The Company's services are available to an aggregate population of 16.6 million persons. The Company's founding executives launched operations of the Company's Bolivian subsidiary, Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. ("NuevaTel"), in 2000, when it was owned by Western Wireless Corporation ("Western Wireless"). Trilogy LLC acquired control of NuevaTel from Western Wireless in 2006, shortly after Trilogy LLC was founded. In 2009, Trilogy LLC launched Two Degrees Mobile Limited ("2degrees") as a greenfield wireless communications operator in New Zealand. As of June 30, 2020, the Company had 1,747 employees.

The Company's Strategy

The Company's strategy is to operate wireless and wireline telecommunications businesses in markets located outside the United States of America that demonstrate the potential for growth. The Company believes that the wireless communications business will continue to expand in these markets because of the increasing functionality and affordability of wireless communications technologies as well as the acceleration of wireless data consumption as experienced in more developed countries. Data revenue growth continues to present a significant opportunity with each of the Company's markets in different stages of smartphone and other data-enabled device penetration.

The Company's wireless services are provided using a variety of communication technologies: Global System for Mobile Communications ("GSM" or "2G") (NuevaTel only), Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks ("3G"), and Long Term Evolution ("LTE"), a widely deployed fourth generation service ("4G LTE"). Deployment of 4G LTE in New Zealand and Bolivia enables the Company to offer its wireless subscribers in those markets a wide range of advanced services while achieving greater network capacity through improved spectral efficiency. The Company believes that 4G LTE services will continue to be a catalyst for revenue growth from additional data services, such as mobile broadband, internet browsing capabilities, richer mobile content, video streaming and application downloads. In Bolivia, 4G LTE technology is being deployed to deliver broadband services to homes as well as mobile users. The Company's 4G LTE networks will be enhanced with 4.5G and 4.9G features, which are known in the industry as LTE Advanced and LTE Advanced Pro, respectively, as traffic and capacity demands require. This evolution is expected to be accomplished mainly through commercial software releases by our network equipment manufacturers. In New Zealand, 5G spectrum will also soon become available, enabling carriers to offer new and even more data-intensive wireless services and applications.

In April 2015, the Company entered the New Zealand fixed broadband market through the acquisition of a broadband business which allows it to provide both mobile and broadband services to subscribers via bundled products. The sale of bundled services in New Zealand facilitates better customer retention and the ability to capture a larger share of household communications revenues and small and medium enterprise customers.

Foreign Currency

In New Zealand, the Company generates revenue and incurs costs in New Zealand dollars ("NZD"). Fluctuations in the value of the New Zealand dollar relative to the U.S. dollar can increase or decrease the Company's overall revenue and profitability as stated in USD, which is the Company's reporting currency. The effect of these fluctuations is referenced in this MD&A as "impact of foreign currency". The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the NZD, expressed in USD.

	June 30, 2020	December 31, 2019	% Change
End of period NZD to USD exchange rate	0.64	0.67	(5%)

	Three Months Ended June 30,			Six Months Ended June 30,
	2020	2019	% Change	2020	2019	% Change
Average NZD to USD exchange rate	0.62	0.66	(7%)	0.63	0.67	(7%)

The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the Canadian dollar ("CAD"), expressed in USD, as quoted by the Bank of Canada.

	June 30, 2020	December 31, 2019	% Change
End of period CAD to USD exchange rate	0.73	0.77	(5%)

	Three Months Ended June 30,			Six Months Ended June 30,
	2020	2019	% Change	2020	2019	% Change
Average CAD to USD exchange rate	0.72	0.75	(3%)	0.73	0.75	(2%)

Impact of COVID-19 on our Business

In December 2019, a strain of coronavirus, now known as COVID-19, surfaced in China, spreading rapidly throughout the world in the following months. In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. Shortly following this declaration and after observing COVID-19 infections in their countries, the governments of New Zealand and Bolivia imposed quarantine policies with isolation requirements and movement restrictions.

In response to these policies, our operations executed their business continuity plans and continue to focus on protocols to protect the safety of our employees and provide critical infrastructure services and connectivity to our customers.

During the first half of 2020 and through the filing date of the Condensed Consolidated Financial Statements, the business and operations of both 2degrees and NuevaTel have been affected as a result of the pandemic. The impact to date has varied by geography with differing effects on financial and business results for our operating subsidiaries in New Zealand and Bolivia, including:

  a reduction in subscriber acquisition activity in both operating markets, a reduction in postpaid subscriber churn in both operating markets, a temporary closure of physical distribution channels in both operating markets, a substantial decrease in prepaid revenues and postpaid cash collections in Bolivia, a decrease in wireless roaming revenue to nearly zero in both operating markets, a substantial increase in demand for fixed broadband services, primarily in New Zealand, a 52% increase in consolidated bad debt expense over the first quarter of 2020, and the deferral or cancelation of capital expenditure projects in both operating markets.

In New Zealand, the government's swift and significant response in March and April had an immediate impact on customer acquisition and revenues. In April 2020, and in an effort to mitigate the impact of the pandemic, 2degrees announced that it would undertake several cost reduction measures. These measures included deferrals of non-critical expenditures as well as a reduction in 2degrees' workforce. As movement restrictions within New Zealand were lifted, financial results, including revenues and Adjusted EBITDA, began to improve sequentially in May and June compared to the first months of the pandemic. There continues to be uncertainty for 2degrees regarding future effects of COVID-19 and related responses by the government, regulators and customers. Specifically, 2degrees faces a risk of increased bad debt expense; although we have not yet observed a significant increase in bad debt expense in New Zealand, continued uncertainty remains related to the potential indirect impact resulting from broader economic trends.

In Bolivia, the impact of COVID-19 and related societal restrictions have been more pronounced, creating greater risk and uncertainty for the business. Accordingly, the total impact of the pandemic on the financial results of NuevaTel has been more significant than in New Zealand. During the three months ended June 30, 2020, NuevaTel experienced a reduction in key financial metrics including revenues, Adjusted EBITDA, and subscribers as a result of societal and movement restrictions which significantly affected customer behavior. In April 2020, the Bolivian government imposed service requirements and collections restrictions on local telecommunications companies which effectively provided a payment holiday for certain of NuevaTel's customers. In June 2020, the Bolivian government permitted providers to migrate certain existing customers to a free plan (referred to as the Lifeline plan) with very basic services when a customer has two or more past due bills. The customer is not invoiced for services provided under the Lifeline plan, and revenue is not recognized during this period of service. As a result, we have observed improvement in collections, as certain customers paid past due amounts in order to retain the same level of services provided before migration to the Lifeline plan. The government has also clarified that providers must verify that new subscribers do not have outstanding bills with other providers before starting service.

There is uncertainty whether customer behavior in Bolivia will return to historic norms which could materially impact the timing and amount of cash collections, bad debt expense and revenue trends. Additionally, although the impact of the pandemic to date has been short in duration and thus has not resulted in events or changes in circumstances that indicate asset carrying values may not be recoverable, an ongoing or sustained impact on NuevaTel's financial performance could require a review of long-lived assets for impairment or an assessment of deferred tax assets and other assets for recoverability. The combined balances of deferred tax assets that could be subject to a valuation allowance and long-lived assets subject to recoverability consideration are material.  From a cash and liquidity standpoint, due to cash management efforts during the quarter, NuevaTel's cash balances increased from $21.8 million at March 31, 2020 to $31.1 million at June 30, 2020. Should the impact of the pandemic be sustained or longer term in nature, the Company may need to implement initiatives to ensure sufficient liquidity at the NuevaTel subsidiary.

Looking ahead, we note that New Zealand has effectively managed the COVID-19 situation. This has enabled the government to lift nearly all societal restrictions and allow residents and businesses to resume activity and for the local economy to restart while monitoring and adjusting for potential outbreaks. Through July, although still below pre-COVID-19 levels, we have seen monthly sequential improvements in customer acquisition. Continued border closures have significantly impacted roaming revenues and will remain under pressure until borders are reopened and international travel resumes. The New Zealand government has implemented a number of stimulus efforts, including wage subsidies. This assistance is scheduled to end in September 2020, which could cause a downturn in the New Zealand economy that may impact our customers and our business, including an increase in bad debt expense and impacts on ARPU. Capital spending in New Zealand will continue to be disciplined while we position the business for continued growth.

In Bolivia, COVID-19 cases continue to increase in many areas of the country. This increase in cases has resulted in only moderate lifting of societal restrictions in certain regions within Bolivia. Through July, in regions where mobility has increased, we have observed an increase in customer acquisition, voice usage and collections, though still below pre-pandemic levels.  Economic uncertainty within Bolivia continues to persist and the risk remains for elevated levels of bad debt expense in the future. Until there is further clarity on the containment of COVID-19 and an economic recovery, we will continue to be focused on managing NuevaTel's working capital and capital expenditures.

The COVID-19 pandemic and the related governmental responses in our markets continue to evolve, and the macroeconomic consequences may persist long after quarantine policies are lifted. Nevertheless, we continue to believe in the resiliency and critical nature of the telecommunications services that we provide to our customers.

Overall Performance

The table below summarizes the Company's key financial metrics for the three and six months ended June 30, 2020 and 2019:

	Three Months Ended June 30,		Six Months Ended June 30,		% Variance
(in thousands)	2020	2019	2020	2019	3 mo. vs 3 mo.	6 mo. vs 6 mo.
Postpaid wireless subscribers	801	783	801	783	2%	2%
Prepaid wireless subscribers	2,053	2,551	2,053	2,551	(20%)	(20%)
Other wireless subscribers(1)	57	58	57	58	(2%)	(2%)
Wireline subscribers	119	93	119	93	28%	28%
Total ending subscribers	3,031	3,486	3,031	3,486	(13%)	(13%)

(in millions, unless otherwise noted)
Service revenues	$115.3	$136.1	$243.1	$271.2	(15%)	(10%)
Total revenues	$135.0	$179.6	$287.8	$367.3	(25%)	(22%)
Net loss	$19.2	$6.4	$36.5	$9.2	203%	295%
Net loss margin	17%	5%	15%	3%	n/m	n/m
Consolidated Adjusted EBITDA(2)	$23.1	$35.7	$50.5	$72.8	(35%)	(31%)
Consolidated Adjusted EBITDA Margin(2)	20%	26%	21%	27%	n/m	n/m
Capital expenditures(3)	$15.1	$21.6	$31.2	$40.9	(30%)	(24%)

n/m - not meaningful

(1)Includes public telephony, fixed LTE and other wireless subscribers.

(2)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and reconciliation to most directly comparable U.S. GAAP financial measures, see "Definitions and Reconciliations of Non-GAAP Measures" in this MD&A.

(3)Represents purchases of property and equipment from continuing operations excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements.

Adoption of New Lease Standard

In February 2016, the FASB issued Accounting Standards Update 2016-02 "Leases (Topic 842)", and has since modified the standard with several updates (collectively, the "new lease standard"). We adopted this new lease standard on January 1, 2020, using the modified retrospective method. This method results in recognizing and measuring leases at the adoption date with a cumulative-effect adjustment to opening retained earnings/accumulated deficit. Financial information prior to our adoption date has not been adjusted. The adoption of the new lease standard resulted in the recognition of an operating lease right of use asset and an operating lease liability as of the adoption date. The adoption of the new lease standard did not have a material impact on the Condensed Consolidated Statements of Operations and Comprehensive Loss or the Condensed Consolidated Statement of Cash Flows.

See Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies and Note 15 - Leases to the Condensed Consolidated Financial Statements for further information.

Q2 2020 Highlights

  Strong growth in New Zealand postpaid wireless subscribers which increased by 36 thousand, or 8%, and contributed to a 2% increase in consolidated postpaid wireless subscribers as of June 30, 2020 compared to June 30, 2019. New Zealand postpaid service revenues declined 5% in the second quarter of 2020 compared to the second quarter of 2019 (2% increase excluding the impact of foreign currency).

  New Zealand wireline subscribers increased by 26 thousand, or 28%, as of June 30, 2020 compared to June 30, 2019, driving a 9% increase in New Zealand wireline service revenues in the second quarter of 2020 compared to the second quarter of 2019 (17% increase excluding the impact of foreign currency).

  New Zealand service revenues declined 3% for the three months ended June 30, 2020 compared to the second quarter of 2019 (5% increase excluding the impact of foreign currency).

  In Bolivia, data revenues as percentage of wireless service revenues increased from 48% in the second quarter of 2019 to 51% in the second quarter of 2020. 4G LTE adoption among subscribers increased from 42% in the second quarter of 2019 to 52% in the second quarter of 2020.

  Consolidated Adjusted EBITDA declined 35% for the three months ended June 30, 2020 compared to the second quarter of 2019. Excluding the impact of foreign currency in New Zealand, Consolidated Adjusted EBITDA declined 32% for the three months ended June 30, 2020 compared to the second quarter of 2019, due to a decline in Bolivia Adjusted EBITDA which was partially offset by an increase in New Zealand Adjusted EBITDA. Consolidated Adjusted EBITDA margin declined to 20% in the second quarter of 2020 compared to 26% in the second quarter of 2019, driven by Adjusted EBITDA margin declines in Bolivia.

Key Performance Indicators

The Company measures success using a number of key performance indicators, which are outlined below. The Company believes these key performance indicators allow the Company to evaluate its performance appropriately against the Company's operating strategy as well as against the results of its peers and competitors. The following key performance indicators are not measurements in accordance with U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under U.S. GAAP (see definitions of these indicators in "Definitions and Reconciliations of Non-GAAP Measures - Key Industry Performance Measures - Definitions" at the end of this MD&A).

Subscriber Count

	As of June 30,		% Variance
(in thousands)	2020	2019	2020 vs 2019
New Zealand
Postpaid wireless subscribers	487	451	8%
Prepaid wireless subscribers	970	954	2%
Wireline subscribers	119	93	28%
New Zealand Total	1,576	1,499	5%

Bolivia
Postpaid wireless subscribers	314	332	(5%)
Prepaid wireless subscribers	1,084	1,597	(32%)
Other wireless subscribers(1)	57	58	(2%)
Bolivia Total	1,455	1,988	(27%)

Consolidated
Postpaid wireless subscribers	801	783	2%
Prepaid wireless subscribers	2,053	2,551	(20%)
Other wireless subscribers(1)	57	58	(2%)
Wireline subscribers	119	93	28%
Consolidated Total	3,031	3,486	(13%)

(1)Includes public telephony, fixed LTE and other wireless subscribers.

The Company determines the number of subscribers to its services based on a snapshot of active subscribers at the end of a specified period. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period in which the services are discontinued or after 90 days of inactivity. Wireless subscribers include both postpaid and prepaid subscribers for voice-only services, data-only services or a combination thereof, in both the Company's New Zealand and Bolivia segments, as well as public telephony, fixed LTE wireless and other wireless subscribers in Bolivia. Wireline subscribers comprise the subscribers associated with the Company's fixed broadband product in New Zealand.

During the second quarter of 2020, in response to the COVID-19 pandemic, the Company applied exceptions to its deactivation policy for postpaid subscribers in Bolivia. The Bolivian government prohibited involuntary postpaid disconnections, regardless of whether subscribers were current in their obligations to the Company, until 90 days after the required quarantine ends. This impacted the Company's collections and bad debt for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. In response to collection concerns raised by telecommunications providers, the Bolivian government clarified in June 2020 that providers must verify that new subscribers do not have outstanding bills with other providers before starting service. Additionally, providers have been allowed to migrate existing customers to the Lifeline plan when a customer has two or more past due bills. Once the payment holiday ends for postpaid customers, the Company currently intends to resume its normal postpaid disconnection policy.

The government mandate was silent with respect to the treatment of prepaid subscribers during the quarantine period. As prepaid customers typically recharge credit by visiting a dealer to purchase credit, the societal restrictions had a significant impact on subscribers' ability to recharge and therefore use NuevaTel service. Based on the Company's policy of recording subscribers as disconnected after 90 days of inactivity, NuevaTel experienced increased disconnections during the second quarter of 2020 compared to recent quarters, although some prepaid subscribers might reengage once societal restrictions lessen. The societal restrictions also significantly impacted gross additions for prepaid subscribers during the second quarter of 2020 compared to recent quarters. The combination of lower gross additions and increased disconnections significantly impacted Bolivia's prepaid subscriber base as of June 30, 2020.

The Company ended June 30, 2020 with 3.0 million consolidated subscribers, of which 2.9 million were wireless subscribers, a decline of 482 thousand wireless subscribers compared to June 30, 2019.

  New Zealand's wireless subscriber base increased 4% compared to June 30, 2019, reflecting an increase of postpaid and prepaid subscribers of 8% and 2%, respectively. As of June 30, 2020, 2degrees' wireline subscriber base increased 28% compared to June 30, 2019.

  Bolivia's wireless subscriber base declined 27% compared to June 30, 2019, reflecting a decline of 32% in prepaid subscribers. Prepaid subscribers comprise the majority of the wireless subscriber base. Postpaid subscribers as of June 30, 2020 declined 5% compared to June 30, 2019.

See the New Zealand and Bolivia Business Segment Analysis sections of this MD&A for additional information regarding the changes in subscribers.

Consolidated Key Performance Metrics(1)

	Three Months Ended June 30,		Six Months Ended June 30,		% Variance
(not rounded, unless otherwise noted)	2020	2019	2020	2019	3 mo. vs 3 mo.	6 mo. vs 6 mo.
Monthly blended wireless ARPU	$10.18	$11.34	$10.78	$11.36	(10%)	(5%)
Monthly postpaid wireless ARPU	$24.38	$27.12	$25.07	$26.85	(10%)	(7%)
Monthly prepaid wireless ARPU	$5.14	$6.39	$5.63	$6.49	(20%)	(13%)
Cost of acquisition	$95.57	$45.28	$63.54	$42.72	111%	49%
Equipment subsidy per gross addition	$7.56	$4.19	$4.21	$2.49	80%	69%
Blended wireless churn	6.08%	5.29%	5.62%	5.08%	n/m	n/m
Postpaid wireless churn	0.49%	1.59%	1.24%	1.59%	n/m	n/m
Capital expenditures (in millions)(2)	$15.1	$21.6	$31.2	$40.9	(30%)	(24%)
Capital intensity	13%	16%	13%	15%	n/m	n/m

n/m - not meaningful

(1)For definitions, see "Definitions and Reconciliations of Non-GAAP Measures - Key Industry Performance Measures-Definitions" in this MD&A.

(2)Represents purchases of property and equipment from continuing operations excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements.

Monthly Blended Wireless ARPU - average monthly revenue per wireless user

Consolidated monthly blended wireless ARPU declined 10% and 5% for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. The primary driver of the decline in consolidated monthly blended wireless ARPU was continued competitive pricing in Bolivia, which was exacerbated by the impact of societal restrictions mandated by the Bolivian government related to the COVID-19 pandemic, and the impact of foreign currency in New Zealand. Excluding the impact of foreign currency, consolidated monthly blended wireless ARPU declined 7% and 1% for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019.

In New Zealand, blended wireless ARPU declined 9% and 6% for the three and six months ended June 30, 2020, respectively, compared to same periods in 2019. Excluding the impact of foreign currency, New Zealand blended wireless ARPU declined 3% and increased 1%, respectively. The decline for the three months ended June 30, 2020 was primarily due to decreases in roaming revenues which have been significantly impacted with travel and movement restrictions, with closure of international borders in New Zealand, during the COVID-19 pandemic. The increase for the six months ended June 30, 2020 was primarily due to increased data usage which had a positive impact on data revenues.

In Bolivia, blended wireless ARPU declined 20% and 12% for the three and six months ended June 30, 2020, respectively, compared to same periods in 2019 driven by a decline in prepaid voice and data ARPU. These declines were due to the competitive market environment which resulted in pricing declines and the impact of societal restrictions mandated by the Bolivian government in response to the COVID-19 pandemic which impacted subscriber usage and the ability of subscribers to purchase credit.

Cost of Acquisition

The Company's cost of acquisition for its segments is largely driven by the amount of equipment subsidies, as well as fluctuations in sales and marketing, which are components of supporting the subscriber base; the Company measures its efficiencies based on a per gross add or acquisition basis.

Cost of acquisition increased 111% and 49% for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. The increase in cost of acquisition was primarily driven by a significant decline in gross additions due to societal restrictions, including store closings, mandated by both the New Zealand and Bolivian governments related to the COVID-19 pandemic.

Equipment Subsidy per Gross Addition

Equipment subsidies, a component of the Company's cost of acquisition, are offered to stimulate subscriber additions and retention. The Company also periodically offers equipment subsidies in New Zealand on certain plans and wireless devices; however, there has been less of a focus on handset subsidies since the launch of an Equipment Installment Plan ("EIP") in the third quarter of 2014. In Bolivia, a comparatively new entrant into smartphone-centric usage, equipment subsidies are used to encourage LTE-enabled device adoption. The grey market category, a source of unsubsidized devices, continues to represent the principal smartphone market in Bolivia. In 2018, NuevaTel began offering the option to pay for handsets in installments using an EIP, which generally results in a decrease in handset subsidies over time. Recently, higher value plans that include "bring your own device" have also become popular, further impacting handset subsidies.

For the three and six months ended June 30, 2020, equipment subsidy per gross addition increased 80% and 69%, respectively, compared to the same periods in 2019 driven by increases in both markets. In New Zealand, equipment subsidy increased for the six months ended June 30, 2020 compared to the same period in 2019, primarily due to a reduction in the reversal of unamortized imputed discount related to sold EIP receivables and recognition to Equipment sales in the first half of 2020 as compared to the first half of 2019 as a result of lower sales of EIP receivables. In both markets, there was a significant decrease in gross additions during both periods as a result of societal restrictions, including store closings, mandated by both the New Zealand and Bolivian governments in response to the COVID-19 pandemic.

Blended Wireless Churn

Generally, prepaid churn rates are higher than postpaid churn rates. Prepaid churn rates have typically increased in New Zealand and Bolivia during times of intensive promotional activity as well as periods associated with high-volume consumer shopping, such as major events, holidays and tourism in New Zealand during summer vacation. There is generally less seasonality with postpaid churn rates, as postpaid churn is mostly a result of service contract expirations, equipment purchased on an installment payment basis being fully paid off and new device or service launches.

Both 2degrees and NuevaTel evaluate their subscriber bases periodically to assess activity in accordance with their subscriber service agreements. Customers who are unable to pay within established standards are terminated; their terminations are recorded as involuntary churn.

As discussed above in "Key Performance Indicators - Subscriber Count", during the second quarter of 2020, the Company made exceptions to its deactivation policy for postpaid subscribers in Bolivia in response to the COVID-19 pandemic. The Bolivian government prohibited involuntary postpaid disconnections, regardless of whether subscribers were current in their obligations to the Company, until 90 days after the required quarantine ends.

Blended wireless churn increased 79 basis points and 54 basis points for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019, primarily due to increased churn in Bolivia. The increase in churn in Bolivia was primarily due to societal restrictions mandated by the Bolivian government related to COVID-19. Prepaid subscriber disconnections were higher than the Company experienced in recent quarters due to restrictions on subscriber movement which inhibited subscriber recharges.

Capital Expenditures

Capital expenditures include costs associated with the acquisition and placement into service of property and equipment. The wireless communication industry requires significant on-going investments, including investment in new technologies and the expansion of capacity and geographical reach. Capital expenditures have a material impact on the Company's cash flows; therefore, planning, funding and managing such investments is a key focus.

Capital expenditures represent purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts. The Company believes that this measure best reflects its cost of capital expenditures in a given period and is a simpler measure for comparing between periods.

For the three and six months ended June 30, 2020, compared to the same periods in 2019, the capital intensity percentage decreased 2.8% and 2.3%, respectively, mainly due to the timing of spending and delays in projects impacted by societal restrictions mandated in response to the COVID-19 pandemic and as the Company preserved cash resources in response to the potential pandemic impact.

Results of Operations

Consolidated Revenues

	Three Months Ended June 30,		Six Months Ended June 30,		% Variance
(in millions)	2020	2019	2020	2019	3 mo. vs 3 mo.	6 mo. vs 6 mo.
Revenues:
Wireless service revenues	$94.6	$116.0	$201.2	$232.4	(18%)	(13%)
Wireline service revenues	18.8	17.2	37.6	33.8	9%	11%
Equipment sales	19.7	43.5	44.6	96.2	(55%)	(54%)
Non-subscriber international long distance and other revenues	2.0	2.9	4.4	5.0	(32%)	(13%)
Total revenues	$135.0	$179.6	$287.8	$367.3	(25%)	(22%)

Consolidated Wireless Service Revenues

Wireless service revenues declined $21.4 million, or 18%, and $31.2 million, or 13%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, wireless service revenues declined $17.0 million, or 15%, and $22.2 million, or 10%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019, as declines in Bolivia were partially offset by increases in New Zealand. The declines in Bolivia were primarily due to the societal restrictions mandated by the Bolivian government during the COVID-19 pandemic which restricted subscriber movement and impacted subscribers' ability to purchase mobile services. In New Zealand, increases were primarily due to increases in postpaid wireless service revenues associated with the growth of the postpaid subscriber base.

Consolidated data revenues declined $8.5 million, or 12%, and $10.6 million, or 8%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, consolidated data revenues declined $5.3 million, or 8%, and $4.3 million, or 3%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019, driven by declines in Bolivia that were partially offset by increases in New Zealand.

Consolidated Wireline Service Revenues

Wireline service revenues increased $1.6 million, or 9%, and $3.8 million, or 11%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019, primarily due to growth of 28% in the wireline subscriber base. Excluding the impact of foreign currency, wireline service revenues increased $2.8 million, or 17%, and $6.1 million, or 19%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019.

Consolidated Equipment Sales

Equipment sales declined $23.9 million, or 55%, and $51.5 million, or 54%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, equipment sales declined $21.0 million, or 52%, and $45.2 million, or 50%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. During the third quarter of 2019, 2degrees discontinued an exclusivity arrangement with a New Zealand retail distributor and reseller of its wireless devices and accessories. The retailer was 2degrees' largest individual customer of handsets and devices, representing 12% of the Company's consolidated total revenues in 2018. Equipment sales through this channel were historically low-margin sales and included subscriber equipment replacements and thus not correlated with subscriber activation volumes.

Consolidated Operating Expenses

Operating expenses represent expenditures incurred by the Company's operations and its corporate headquarters.

	Three Months Ended June 30,		Six Months Ended June 30,		% Variance
(in millions)	2020	2019	2020	2019	3 mo. vs 3 mo.	6 mo. vs 6 mo.
Operating expenses:
Cost of service, exclusive of depreciation, amortization and accretion shown separately	$48.1	$48.1	$99.3	$97.9	0%	1%
Cost of equipment sales	21.1	45.7	47.4	98.7	(54%)	(52%)
Sales and marketing	16.9	20.9	38.5	40.4	(19%)	(5%)
General and administrative	29.3	30.9	57.2	64.8	(5%)	(12%)
Depreciation, amortization and accretion	26.0	27.7	52.0	54.4	(6%)	(4%)
Loss (gain) on disposal of assets and sale-leaseback transaction	1.8	(0.2)	2.5	(7.6)	915%	133%
Total operating expenses	$143.3	$172.9	$296.9	$348.6	(17%)	(15%)

Consolidated Cost of Service

Cost of service expense was flat and increased $1.4 million, or 1%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, cost of service increased $1.9 million, or 4%, and $5.3 million, or 6%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019, primarily due to increases in New Zealand partially offset by declines in Bolivia. Increases in New Zealand were mainly attributable to increases in transmission expense associated with the growth of the wireline subscriber base. Declines in Bolivia were primarily due to a decline in interconnection costs as a result of lower voice traffic terminating outside of NuevaTel's network.

Consolidated Cost of Equipment Sales

Cost of equipment sales declined $24.5 million, or 54%, and $51.3 million, or 52%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, cost of equipment sales declined $21.6 million, or 51%, and $44.9 million, or 49%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019, primarily due to declines in New Zealand. As discussed above in Consolidated Equipment Sales, during the third quarter of 2019, 2degrees discontinued an exclusivity arrangement with a New Zealand retail distributor and reseller of its wireless devices and accessories, resulting in a reduction in the volume of equipment sales.

Consolidated Sales and Marketing

Sales and marketing declined $4.0 million, or 19%, and $1.9 million, or 5%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, sales and marketing declined $3.1 million, or 15%, and $0.2 million, or 1%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019, primarily due to declines in Bolivia mainly related to advertising, promotion and other individually insignificant costs, partially offset by increase in commission expense. For the six months ended June 30, 2020, the decline in Bolivia was partially offset by an increase in New Zealand attributable to an increase in commission, advertising, promotion and sponsorship costs.

Consolidated General and Administrative

General and administrative costs declined $1.5 million, or 5%, and $7.6 million, or 12%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, general and administrative costs declined $0.4 million, or 1%, and $5.2 million, or 8%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. For the three months ended June 30, 2020, compared to the same period in 2019, a decline in consulting costs in Bolivia was mostly offset by an increase in equity-based compensation expense in New Zealand. For the six months ended June 30, 2020, compared to the same period in 2019, the decline was primarily due to $4.3 million of costs incurred in Bolivia in the first quarter of 2019 in connection with the initial closing under the tower sale-leaseback transaction.

Consolidated Loss (Gain) on Disposal of Assets and Sale-Leaseback Transaction

Gain on disposal of assets and sale-leaseback transaction declined $2.0 million and $10.1 million for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019, due to the gain recognized on the tower sale-leaseback transaction in Bolivia during the first quarter of 2019 and related amortization of deferred gain during the second quarter of 2019.

Consolidated Other Expenses (Income)

	Three Months Ended June 30,		Six Months Ended June 30,		% Variance
(in millions)	2020	2019	2020	2019	3 mo. vs 3 mo.	6 mo. vs 6 mo.
Interest expense	$11.1	$11.8	$22.5	$23.5	(6%)	(4%)
Change in fair value of warrant liability	-	(0.1)	0.1	0.3	101%	(83%)
Other, net	1.0	0.2	3.0	1.4	395%	113%

The consolidated changes in interest expense, change in fair value of warrant liability, and other, net presented in the table above were due to individually insignificant items.

Consolidated Income Taxes

	Three Months Ended		Six Months Ended
	June 30,		June 30,		% Variance
(in millions)	2020	2019	2020	2019	3 mo. vs 3 mo.	6 mo. vs 6 mo.
Income tax (benefit) expense	$(1.2)	$1.1	$1.9	$2.8	(202%)	(32%)

Income Tax Expense

Income tax expense declined $2.3 million and $0.9 million for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019, primarily due to income tax benefits resulting from losses in Bolivia partially offset by the recognition of New Zealand's income tax expense which is no longer offset by changes in a valuation allowance applied against related deferred tax assets as in the prior year.

Business Segment Analysis

The Company's two reporting segments (New Zealand (2degrees) and Bolivia (NuevaTel)) provide a variety of wireless voice and data communications services, including local, international long distance and roaming services for both subscribers and international visitors roaming on the Company's networks. Services are provided to subscribers on both a postpaid and prepaid basis. In Bolivia, fixed public telephony services are also offered via wireless backhaul connections, as well as in-home use based on fixed LTE, and, to a lesser extent, WiMAX technology. In New Zealand, fixed-broadband communications services, or wireline services, have been offered since May 2015.

The Company's networks support several digital technologies: GSM, 3G, 4G LTE and WiMAX. In New Zealand, the Company launched 4G LTE services in 2014 and the Company had 1,233 4G LTE sites on-air as of June 30, 2020. In Bolivia, the Company launched 4G LTE services in May 2015 and the Company had 1,146 4G LTE sites on-air as of June 30, 2020.

	2degrees	NuevaTel
Trilogy LLC Ownership Percentage as of June 30, 2020	73.2%	71.5%
Launch Date	August 2009	November 2000
Population (in millions)(1)	4.9	11.6
Wireless Penetration(2)	136%	73%
Company Wireless Subscribers (in thousands) as of June 30, 2020	1,456	1,455
Company Market Share of Wireless Subscribers(2)	23%	16%

(1)Source: The U.S. Central Intelligence Agency's World Factbook estimated for July 2020.

(2)Source: Management estimate based on most currently available information.

Following its launch in 2009 as New Zealand's third wireless entrant, 2degrees quickly gained market share. Based on the most currently available information, management estimates that the New Zealand operation has a market share of wireless subscribers of 23%. The Company believes there is continued opportunity for significant growth in the estimated $5 billion NZD New Zealand telecommunications market. Further, 5G creates further opportunities for 2degrees as 5G enables carriers to offer new and even more data-intensive wireless services and applications.

The Bolivian market also consists of three mobile operators. Based on the most currently available information, management estimates that the Bolivian operation has a market share of wireless subscribers of 16%. Bolivia has low smartphone and broadband penetration compared to other Latin American markets, thus creating the potential for further growth in data usage. Furthermore, the Company believes that the availability of LTE-enabled devices at prices affordable to Bolivian customers, the introduction of other mobile data-capable devices and the availability of additional content will accelerate consumer adoption of LTE-enabled devices and stimulate data usage in Bolivia.

New Zealand (2degrees)

2degrees launched commercial service in 2009. As of June 30, 2020, Company-controlled entities owned 73.2% of 2degrees with the remaining interests (26.8%) substantially owned by Tesbrit B.V., a Dutch investment company.

Overview

Prior to 2degrees' entry, the New Zealand wireless communications market was a duopoly, and the incumbent operators, Vodafone and Telecom New Zealand (now Spark New Zealand ("Spark")), were able to set relatively high prices, which resulted in low wireless usage by consumers. Additionally, mobile revenue in New Zealand in 2009 was only 31% of total New Zealand telecommunications industry revenue, compared to 42% for the rest of the Organization for Economic Co-operation and Development countries. These two factors led the Company to believe that New Zealand presented a significant opportunity for a third competitor to enter the market successfully.

Consequently, 2degrees launched in the New Zealand wireless market through innovative pricing, a customer-centric focus and differentiated brand positioning. 2degrees introduced a novel, low-cost, prepaid mobile product that cut the incumbents' prices of prepaid voice calls and text messages in half and rapidly gained market share. Since then, 2degrees has reinforced its reputation as the challenger brand by combining low-cost alternatives with excellent customer service.

Additionally, 2degrees provides fixed broadband communications services to residential and enterprise customers.

Services; Distribution; Network; 2degrees Spectrum Holdings

For a discussion of these topics, please refer to TIP Inc.'s MD&A for the year ended December 31, 2019.

Governmental Regulation

New Zealand's Minister of Broadcasting, Communications and Digital Media, supported by the Ministry of Business Innovation and Employment ("MBIE"), advises the government on policy for telecommunications and spectrum issues. The current Minister is a member of the New Zealand Labour Party, the principal partner in New Zealand's coalition government, and has focused his attention on digital inclusion, regional and broadcasting issues. The Prime Minister of New Zealand has announced that a general election will be held on September 19, 2020. Depending on the results of the election, a new Minister may be appointed and the MBIE's policies and focus may change.

The MBIE administers the allocation of radio frequency management rights. 2degrees offers service pursuant to management rights in the 700 MHz band, the 900 MHz band, the 1800 MHz band and the 2100 MHz band. 2degrees' rights to use 700 MHz spectrum expire in 2031, its rights to use 900 MHz spectrum also expire in 2031, subject to 2degrees making a spectrum right payment for a portion of the 900 MHz spectrum to the New Zealand government in 2022. 2degrees' rights to use 1800 MHz and 2100 MHz spectrum are scheduled to expire in 2021. However, the government has issued offers to renew management rights for the majority of the 1800 MHz spectrum and all of the 2100 MHz spectrum used by 2degrees until March 2041.  As a result, 2degrees will retain access to 20 MHz x 2 of 1800 MHz spectrum and 15 MHz x 2 of 2100 MHz spectrum following the renewals in April 2021. 2degrees expects that it will be permitted to pay for these spectrum rights in multiple installments, totaling approximately $50.4 million NZD, excluding interest at a rate to be set by the government.

The MBIE is also preparing for the introduction of 5G in New Zealand. The government has offered 2degrees the right to use 60 MHz of 3500 MHz spectrum through October 31, 2022 at a cost of $0.8 million NZD. 2degrees intends to accept this offer. There will be no right of renewal for this short-term allocation, which is expected to be followed by an auction of a larger allocation of 3500 MHz spectrum for long-term 5G use commencing November 2022; the government has not yet confirmed the timing of this auction, which has been indicated for late 2021, but may be subject to delay. The MBIE has also been considering technical matters related to this allocation, and other potential 5G bands for allocation in the future, including mmWave spectrum (above 20 GHz) and 600 MHz spectrum.

New Zealand's Telecommunications Act 2001 was updated in 2018 to introduce a new regulatory framework for fiber services, which 2degrees uses in providing fixed broadband and mobile communications services to its customers. The Telecommunications (New regulatory Framework) Amendment Act takes a regulated "utility style" building blocks approach to the pricing of fiber services, representing a shift from the existing "Total Service Long Run Incremental Cost" pricing approach that has been applied to copper services. Price-regulated fiber providers will be subject to an overall revenue cap for regulated services and must provide certain services at "anchor" prices. All fiber providers will be subject to information disclosure obligations. Fiber unbundling, which providers have been required to offer since January 2020, is subject to equivalence and non-discrimination obligations.

Under the new legislation, telecommunications monitoring has also been expanded to provide a greater emphasis on retail service quality rather than the current focus on price and coverage. There were no major changes to the regulation of mobile-specific services, but the new legislation streamlines various Telecommunications Act 2001 processes, shortening the time for implementation of future regulations, which could include rules governing the mobile sector.

The politically independent Commerce Commission of New Zealand (the "Commerce Commission") is responsible for implementation of New Zealand's Telecommunications Act 2001 as amended. The Commerce Commission includes a Telecommunications Commissioner, who oversees a team that monitors the telecommunications marketplace. For services that are regulated, the Commerce Commission is authorized to set both price and non-price terms for services and to establish enforcement arrangements. The Commerce Commission's responsibilities include wholesale regulation of the fixed line access services that 2degrees offers, including unbundled bitstream access, as well as the regulation of wholesale mobile services such as colocation and national roaming, and mobile termination access services ("MTAS"). The Commerce Commission is completing a review of MTAS to assess whether there are grounds to relax regulation of this service. The Commerce Commission is expected to issue a decision in the second half of 2020.

The Commerce Commission is now responsible for implementing the new utility style framework for fiber. It is currently conducting extensive industry consultations regarding this issue so that it can put in place the new regime by January 2022, as required. The Commerce Commission is also responsible for implementation of consumer protection provisions to improve telecommunications retail service quality and market studies. The Commerce Commission is expected to conduct an industry consultation on retail service quality issues; however, no date has been set for the commencement of the consultation process.

The New Zealand government has taken an active role in funding the deployment of fiber (the "Ultra-Fast Broadband Initiative") and wireless infrastructure (the Rural Broadband Initiative or "RBI") to enhance citizens' access to higher speed broadband services. The Ultra-Fast Broadband Initiative has been extended over time and fiber is now expected to reach 87% of the population by December 2022. In addition, the government announced an extension of the RBI to RBI2 ("RBI2") and a Mobile Black Spots Fund ("MBSF"). In April 2017, the three national mobile providers, 2degrees, Vodafone and Spark, formed a joint venture, now called the Rural Connectivity Group ("RCG"), to deliver a shared wireless broadband/mobile solution in the rural areas identified by the government. The New Zealand government signed an agreement with the joint venture in 2017 to fund a portion of the country's rural broadband infrastructure project (the "RBI2 Agreement"). The government initially committed to contribute $150 million NZD to the RCG for RBI2 and MBSF projects on the condition that each RCG partner, including 2degrees, invest $20 million NZD over several years and contribute to the operating costs of the RBI2 network.  In December 2018, the government expanded RBI2/MBSF funding by an additional $145 million NZD, of which $110 million NZD was allocated to the RCG. This year, the government has announced two further funding increases, totaling $65 million NZD, for improved rural capacity and connectivity. 2degrees is working with the government to identify the services that will be supported by this funding.

New Zealand - Operating Results

	Three Months Ended June 30,		Six Months Ended June 30,		% Variance
(in millions, unless otherwise noted)	2020	2019	2020	2019	3 mo. vs 3 mo.	6 mo. vs. 6 mo.
Service revenues	$82.0	$84.3	$167.3	$167.2	(3%)	0%
Total revenues	$101.7	$126.3	$210.1	$258.9	(19%)	(19%)
Data as a % of wireless service revenues	74%	71%	73%	70%	n/m	n/m
New Zealand Adjusted EBITDA	$26.1	$27.0	$52.3	$52.3	(3%)	(0%)
New Zealand Adjusted EBITDA Margin(1)	32%	32%	31%	31%	n/m	n/m

Postpaid Subscribers (in thousands)
Net additions	1	14	8	21	(95%)	(61%)
Total postpaid subscribers	487	451	487	451	8%	8%

Prepaid Subscribers (in thousands)
Net additions	(32)	(23)	(10.6)	(11.2)	(41%)	5%
Total prepaid subscribers	970	954	970	954	2%	2%

Total wireless subscribers (in thousands)	1,456	1,405	1,456	1,405	4%	4%

Wireline Subscribers (in thousands)
Net additions	5	6	12	12	(25%)	(0%)
Total wireline subscribers	119	93	119	93	28%	28%

Total ending subscribers (in thousands)	1,576	1,499	1,576	1,499	5%	5%

Blended wireless churn	2.35%	2.83%	2.28%	2.74%	n/m	n/m
Postpaid churn	0.85%	1.25%	1.03%	1.26%	n/m	n/m

Monthly blended wireless ARPU (not rounded)	$13.98	$15.43	$14.48	$15.47	(9%)	(6%)
Monthly postpaid wireless ARPU (not rounded)	$27.88	$32.07	$28.70	$31.86	(13%)	(10%)
Monthly prepaid wireless ARPU (not rounded)	$7.05	$7.60	$7.31	$7.74	(7%)	(6%)

Monthly residential wireline ARPU (not rounded)	$42.43	$47.53	$43.63	$47.80	(11%)	(9%)

Capital expenditures (2)	$13.8	$16.0	$27.4	$31.0	(14%)	(11%)
Capital intensity	17%	19%	16%	19%	n/m	n/m

n/m - not meaningful

(1)New Zealand Adjusted EBITDA Margin is calculated as New Zealand Adjusted EBITDA divided by New Zealand service revenues.

(2)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements.

Three and Six Months Ended June 30, 2020 Compared to Same Periods in 2019

Service revenues declined $2.3 million, or 3%, and were flat for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, service revenues increased $3.5 million, or 5%, and $11.7 million, or 7%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. These increases were due to higher wireline and postpaid wireless service revenues driven by the larger wireline and postpaid subscriber bases. Subscriber revenues, which are a component of service revenues and include postpaid and prepaid wireless service revenues and wireline service revenues, declined $1.6 million, or 2%, and increased $0.8 million, or 1%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, subscriber revenues increased $4.0 million, or 5%, and $12.0 million, or 8%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019.

Total revenues declined $24.6 million, or 19%, and $48.8 million, or 19%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019 primarily due to a decline in equipment sales. Excluding the impact of foreign currency, total revenues declined $15.9 million, or 14%, and $31.0 million, or 13%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. These declines were mainly attributable to a decline in equipment sales as a result of 2degrees' discontinuation of an exclusivity arrangement with a New Zealand retail distributor and reseller of its wireless devices and accessories during the third quarter of 2019. In addition, the societal restrictions related to the COVID-19 pandemic contributed to the decline in retail activity resulting in lower equipment sales. As discussed above, an increase in service revenues, excluding the impact of foreign currency, partially offset this decline in equipment sales.

For the three and six months ended June 30, 2020, compared to the same periods in 2019, operating expenses declined $21.3 million, or 18%, and $45.9 million, or 19%, respectively ($13.3 million, or 12%, and $29.4 million, or 13%, respectively, excluding the impact of foreign currency), primarily due to the following:

  Cost of service increased $2.7 million, or 10%, and $5.0 million, or 9%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, cost of service increased $4.6 million, or 18%, and $8.9 million, or 17%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019, primarily due to an increase in transmission expense associated with the growth of the wireline subscriber base. There was also an increase in interconnection costs associated with a higher volume of voice traffic terminating outside 2degrees' network. For the three months ended June 30, 2020, these increases were partially offset by an approximately $0.5 million decline in national roaming costs, net of an increase in managed capacity service costs;

  Cost of equipment sales declined $22.3 million, or 52%, and $48.4 million, or 52%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, cost of equipment sales declined $19.3 million, or 49%, and $42.0 million, or 49%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019, primarily due to the discontinuation of an exclusivity arrangement with a New Zealand retail distributor and reseller of 2degrees wireless devices and accessories during the third quarter of 2019. In addition, there were declines in the volume of handset sales as a result of the societal restrictions related to the COVID-19 pandemic which caused temporary closure of our physical distribution channels;

  Sales and marketing declined $1.7 million, or 13%, and was flat for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, sales and marketing declined $0.8 million, or 7%, and increased $1.7 million, or 8%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. For the three months ended June 30, 2020, the decline was primarily due to $0.8 million in lower combined costs for advertising and sponsorships incurred in the second quarter of 2020 compared to the same period in 2019 in connection with cost controls and project deferments to mitigate the financial impact of the COVID-19 pandemic. For the six months ended June 30, 2020, there was a $1.0 million increase in commissions expense primarily associated with higher amortization expense of certain contract acquisition costs capitalized beginning upon adoption of the new revenue standard on January 1, 2019. There was also a $0.7 million increase in advertising and sponsorships costs for the six months ended June 30, 2020, compared the same period in 2019;

  General and administrative declined $0.3 million, or 2%, and $3.7 million, or 11%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, general and administrative increased $0.8 million, or 5%, and declined $1.3 million, or 4%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. For the three months ended June 30, 2020, the increase was primarily the result of $1.7 million of equity-based compensation expense associated with the extension of the expiration date of certain 2degrees' service-based share options during the second quarter of 2020. For the three and six months ended June 30, 2020, there were declines in business taxes and net expenses associated with the sale of EIP receivables driven by fewer sales of EIP receivables. These declines were partially offset by increases in computer maintenance costs. In addition, there was a $1.8 million one-time benefit in the first quarter of 2020 associated with 2degrees' improvement in collections of EIP receivables previously sold to the third-party EIP receivables buyer; and

  Loss on impairment and disposal of assets increased $0.6 million and $1.4 million for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019, driven by disposal and abandonment charges of approximately $1.4 million during the six months ended June 30, 2020 for certain construction in progress due in part to a reassessment of capital expenditures needs as 2degrees undertook certain cost reduction measures in response to the COVID-19 pandemic.

New Zealand Adjusted EBITDA declined $0.9 million, or 3%, and was flat for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, New Zealand Adjusted EBITDA increased $0.9 million, or 4%, and $3.5 million, or 7%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. These increases in New Zealand Adjusted EBITDA were primarily the result of increases in subscriber revenues discussed above partially offset by increases in cost of service.

Capital expenditures declined $2.2 million, or 14%, and $3.6 million, or 11%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, New Zealand capital expenditures declined $1.1 million, or 7%, and $1.4 million, or 5%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. These declines were primarily attributed to the proactive deferment of capital project spending as response to the COVID-19 pandemic.

Subscriber Count

2degrees' wireless subscriber base increased 4% compared to June 30, 2019, driven by an 8% increase in postpaid wireless subscribers. As of June 30, 2020, postpaid wireless subscribers comprised approximately 33% of the total wireless subscriber base, an increase of one percentage point from June 30, 2019. Postpaid wireless subscriber growth was driven by improvements in postpaid churn, partially offset by a decline in additions due to societal restrictions and the temporary closing of retail store operations across New Zealand to comply with government requirements associated with the COVID-19 pandemic. During this time, 2degrees maintained its online and telesales sales channels which provided for positive net additions during the quarter. Additionally, 2degrees had improvements in prepaid churn for the three and six months ended June 30, 2020, compared to the same periods in 2019; however, 2degrees experienced prepaid losses for the three and six months ended June 30, 2020 due to the impact of the COVID-19 pandemic described above.

As of June 30, 2020, 2degrees' wireline subscriber base increased 28% compared to June 30, 2019. The wireline subscriber increase was mainly due to 2degrees' competitive offerings, including promotions related to the cross selling of wireline services to 2degrees wireless subscribers, which continue to positively impact the growth of the wireline customer base.

Blended Wireless ARPU

2degrees' blended wireless ARPU is generally driven by the mix of postpaid and prepaid subscribers, foreign currency exchange rate fluctuations, the amount of data consumed by the subscriber and the mix of service plans and bundles.

Blended wireless ARPU declined 9% and 6% for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, blended wireless ARPU declined 3% and increased 1% for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. The decline in the three months ended June 30, 2020 was primarily attributable to reduced roaming revenues which were significantly impacted by travel and movement restraints, with current closure of international borders in New Zealand, as a result of the COVID-19 pandemic.

The decline in roaming revenues was partially offset by the higher proportion of postpaid wireless subscribers combined with increases in data revenues per average subscriber. Blended wireless ARPU related to data revenues declined 6% and 3% for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. Excluding the impact of foreign currency, data revenues per average subscriber increased 1% and 5% due to increased data usage for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019.

New Zealand Business Outlook, Competitive Landscape and Industry Trend

The New Zealand Business Outlook, Competitive Landscape and Industry Trend are described in TIP Inc.'s MD&A for the year ended December 31, 2019.

Bolivia (NuevaTel)

The Trilogy LLC founders launched NuevaTel in 2000 while they served in senior management roles with Western Wireless. Trilogy LLC subsequently acquired a majority interest in the business in 2006 and currently owns 71.5% of NuevaTel, with the remaining 28.5% owned by Comteco, a large cooperatively owned fixed line telephone provider in Bolivia.

Overview

NuevaTel, which operates under the brand name "Viva" in Bolivia, provides wireless, long distance, public telephony and wireless broadband communication services. It provides competitively priced and technologically advanced service offerings and high quality customer care. NuevaTel focuses its customer targeting efforts on urban millennials and tech-savvy youth. It differentiates itself through simplicity, transparency and a strong brand. As of June 30, 2020, NuevaTel had approximately 1.5 million wireless subscribers which management estimates to be a market share of 16%.

Services; Distribution; Network; NuevaTel Spectrum Holdings

For a discussion of these topics, please refer to TIP Inc.'s MD&A for the year ended December 31, 2019.

Governmental Regulation

NuevaTel operates two spectrum licenses in the 1900 MHz band; the recently renewed first license expires in November 2034, and the second license expires in 2028. Additionally, NuevaTel provides 4G LTE services in the 1700 / 2100 MHz bands with a license term expiring in 2029. NuevaTel also provides fixed broadband services using WiMAX and fixed LTE technologies through spectrum licenses in the 3500 MHz band with minimum terms ranging from 2024 to 2027. The long distance and public telephony licenses held by NuevaTel are valid until June 2042 and February 2043, respectively. The long distance license and the public telephony license are free and are granted upon request.

The Bolivian telecommunications law ("Bolivian Telecommunications Law"), enacted on August 8, 2011, requires telecommunications operators to pay recurring fees for the use of certain spectrum (such as microwave links), and a regulatory fee of 1% and a universal service tax of up to 2% of gross revenues. The law also authorizes the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes of Bolivia (the "ATT"), Bolivia's telecommunications regulator, to promulgate rules governing how service is offered to consumers and networks are deployed. The ATT required carriers to implement number portability by October 1, 2018, an obligation which NuevaTel satisfied. It also requires wireless carriers to publish data throughput speeds to their subscribers and to pay penalties if they do not comply with transmission speed commitments. The ATT has also conditioned the 4G LTE licenses it awarded to Tigo (a wireless competitor to NuevaTel) and NuevaTel on meeting service deployment standards, requiring that the availability of 4G LTE service expand over a 96-month period from urban to rural areas through mid-2022. NuevaTel has met its 4G LTE launch commitments thus far and intends to continue to satisfy this commitment.

The ATT has aggressively investigated and imposed sanctions on all wireless carriers in connection with the terms on which they offer service to consumers, the manner in which they bill and collect for such services, the manner in which they maintain their networks and the manner in which they report to the ATT regarding network performance (including service interruptions). In the case of NuevaTel, the ATT has assessed fines totaling approximately $6.7 million in connection with proceedings concerning past service quality deficiencies in 2010 and a service outage in 2015. The fine relating to 2010 service quality deficiencies, in the amount of $2.2 million, was annulled by the Bolivian Supreme Tribunal of Justice ("Supreme Tribunal") on procedural grounds, but the ATT was given the right to impose a new fine. Should the ATT decide to impose a new fine, NuevaTel can discharge the fine by paying half of the penalty on condition that it waives its right to appeal. The Company has accrued the full amount of $2.2 million. The fine relating to the 2015 service outage, $4.5 million, was also followed by numerous appeals, resulting in the rescission and the subsequent reinstatement of the fine by Ministry of Public Works, Services and Housing. NuevaTel accrued $4.5 million for the fine in its financial statements in the third quarter of 2018. NuevaTel has appealed the reinstatement to the Supreme Tribunal. The ATT has initiated a separate court proceeding against NuevaTel to collect the fine and NuevaTel has responded that it is not obligated to pay until the Supreme Tribunal rules on its appeal. Should the ATT prevail in this proceeding, NuevaTel expects that it will be required to deposit the fine amount in a restricted account pending resolution of NuevaTel's appeal before the Supreme Tribunal.

NuevaTel's license contracts typically require that NuevaTel post a performance bond valued at 7% of projected revenue for the first year of each license contract's term and 5% of gross revenue of the authorized service in subsequent years or obtain insurance policies to meet this requirement. Such performance bonds are enforceable by the ATT in order to guarantee that NuevaTel complies with its obligations under the license contract and to ensure that NuevaTel pays any fines, sanctions or penalties it incurs from the ATT. NuevaTel and other carriers are permitted by ATT regulations to meet their performance bond requirements using insurance policies, which must be renewed annually and which NuevaTel has historically acquired for insignificant costs. If NuevaTel is unable to renew its insurance policies, it would be required to seek to obtain a performance bond issued by a Bolivian bank. This performance bond would likely be available under less attractive terms than NuevaTel's current insurance policies. The failure to obtain such a bond could have a material adverse effect on the Company's business, financial condition and prospects.

Entel, the government-owned wireless carrier, maintains certain advantages under the Bolivian Telecommunications Law. Historically, Entel received most of the universal service tax receipts paid to the government by telecom carriers and used these funds to expand its network in sparsely populated rural areas. Also, the Bolivian Telecommunications Law guarantees Entel access to new spectrum licenses, although it does require Entel to pay the same amounts for new and renewed spectrum licenses as are paid by those who acquire spectrum in auctions or by arrangement with the government (including payments for license renewals).

Bolivia - Operating Results

	Three Months Ended June 30,		Six Months Ended June 30,		% Variance
(in millions, unless otherwise noted)	2020	2019	2020	2019	3 mo. vs 3 mo.	6 mo. vs 6 mo.

Service revenues	$33.2	$51.5	$75.5	$103.6	(35%)	(27%)
Total revenues	$33.2	$53.1	$77.3	$108.0	(37%)	(28%)
Data as a % of wireless service revenues	51%	48%	50%	48%	n/m	n/m
Bolivia Adjusted EBITDA	$(0.3)	$11.4	$4.7	$25.6	(103%)	(82%)
Bolivia Adjusted EBITDA Margin(1)	(1%)	22%	6%	25%	n/m	n/m

Postpaid Subscribers (in thousands)
Net additions (losses)	5	(1)	(6)	(5)	760%	(20%)
Total postpaid subscribers	314	332	314	332	(5%)	(5%)

Prepaid Subscribers (in thousands)
Net losses	(340)	(23)	(384)	(37)	n/m	(940%)
Total prepaid subscribers	1,084	1,597	1,084	1,597	(32%)	(32%)

Other wireless subscribers (in thousands)(2)	57	58	57	58	(2%)	(2%)
Total wireless subscribers (in thousands)	1,455	1,988	1,455	1,988	(27%)	(27%)

Blended wireless churn	9.46%	7.03%	8.56%	6.71%	n/m	n/m
Postpaid churn	(0.07%)	2.06%	1.56%	2.02%	n/m	n/m

Monthly blended wireless ARPU (not rounded)	$6.73	$8.46	$7.52	$8.50	(20%)	(12%)
Monthly postpaid wireless ARPU (not rounded)	$18.90	$20.50	$19.54	$20.24	(8%)	(3%)
Monthly prepaid wireless ARPU (not rounded)	$3.64	$5.67	$4.35	$5.75	(36%)	(24%)
Capital expenditures(3)	$1.3	$5.6	$3.8	$9.9	(76%)	(62%)
Capital intensity	4%	11%	5%	10%	n/m	n/m

n/m - not meaningful

(1)Bolivia Adjusted EBITDA Margin is calculated as Bolivia Adjusted EBITDA divided by Bolivia service revenues.

(2)Includes public telephony, fixed LTE and other wireless subscribers.

(3)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements.

Three and Six Months Ended June 30, 2020 Compared to Same Periods in 2019

Service revenues declined $18.3 million, or 35%, and $28.1 million, or 27%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019, primarily due to a $13.7 million, or 50%, and $22.5 million, or 40%, decline in prepaid revenues for the same periods, respectively. These declines were primarily attributable to the impact of societal restrictions mandated by the Bolivian government related to COVID-19 which restricted subscriber movement and impacted their ability to purchase mobile services as well as limited access to distribution channels. The results were further impacted by continued competitive pressure on pricing, which affected ARPU declines during the periods, along with declines in the subscriber base. Postpaid revenues declined $2.8 million, or 14%, and $3.5 million, or 9%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019, due to a decline in the subscriber base and a decline in voice usage.

Data revenues represented 51% and 50% of wireless services revenues for the three and six months ended June 30, 2020, respectively, compared to 48% and 48%, respectively, for the same periods in 2019. Although LTE users decreased, LTE adoption increased to 52% as of June 30, 2020 from 42% as of June 30, 2019. Data usage per average subscriber has significantly increased and has driven an overall increase in data consumption despite decreases in total subscribers. However, data pricing declined as a result of continued data pricing pressure and higher uptake of unlimited data offers and promotions in the market.

Total revenues declined $19.8 million, or 37%, and $30.7 million, or 28%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019, primarily due to the decrease in service revenues discussed above.

For the three and six months ended June 30, 2020, compared to the same periods in 2019, operating expenses declined $7.9 million, or 15%, and $7.1 million, or 7%, respectively, primarily due to the following:

  Cost of service declined $2.7 million, or 13%, and $3.6 million, or 9%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019, primarily due to a decrease in interconnection costs as a result of lower voice traffic terminating outside of NuevaTel's network especially in connection with lower voice usage during the societal restrictions mandated as a result of the COVID-19 pandemic. This decline in interconnection costs, and other declines that were individually insignificant, were partially offset by incremental costs of $1.0 million and $2.4 million for the three and six months ended June 30, 2020, respectively, attributable to lease expenses related to towers sold in 2019 under the sale-leaseback transaction;

  Cost of equipment sales declined $2.3 million, or 77%, and $2.9 million, or 49%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019, mainly due to a decline in the number of handsets sold. Handset sales decreased significantly due to societal restrictions mandated as a result of the COVID-19 pandemic;

  Sales and marketing declined $2.2 million, or 27%, and $2.0 million, or 12%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019, due to a decline in advertising and promotion, and other individually insignificant costs as a result of cost controls due to the impact of the COVID-19 pandemic. These declines were partially offset by higher commissions expenses primarily due to higher amortization expense of certain contract acquisition costs that were capitalized beginning upon the adoption of the new revenue standard on January 1, 2019;

  General and administrative declined $0.9 million, or 9%, and $5.3 million, or 24%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. The decline for the three months ended June 30, 2020 was primarily due to consulting services incurred in 2019 in connection with NuevaTel's business optimization initiatives. The declines in consulting services, as well as declines in other individually insignificant areas, were largely offset by a $2.6 million and $3.1 million increase in bad debt expense for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019 as a result of the societal restrictions related to the COVID-19 pandemic which impacted collections. The decline for the six months ended June 30, 2020 was primarily due to $4.3 million of costs incurred in 2019 in connection with the initial closing under the tower sale-leaseback transaction. These costs included transaction taxes, bank fees, and other deal costs;

  Depreciation, amortization and accretion declined $1.2 million, or 10%, and $2.0 million, or 9%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019, primarily due to a lower asset basis being depreciated; and

  Loss on disposal of assets and sale-leaseback transaction increased $1.4 million, or 143%, and $8.7 million, or 105%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019, due to the gain recognized in 2019 related to the tower sale-leaseback transaction. No gain was recognized in 2020 related to the tower sale-leaseback transaction due to the reclassification of the associated deferred gains to accumulated deficit upon implementation of the new lease standard on January 1, 2020.

Bolivia Adjusted EBITDA declined $11.7 million, or 103%, and $20.9 million, or 82%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019, primarily due to the decrease in prepaid service revenues mentioned above.

Capital expenditures declined $4.3 million, or 76%, and $6.2 million, or 62%, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019, mainly due to the timing of spending and delays in projects impacted by societal restrictions mandated in response to the COVID-19 pandemic and as NuevaTel preserved cash resources in response to the potential impact of the pandemic.

Subscriber Count

Bolivia's wireless subscriber base has historically been predominantly prepaid, although the postpaid portion of the base has increased in recent years. In addition to prepaid and postpaid, the wireless subscriber base includes public telephony subscribers, as well as fixed LTE wireless subscribers; these subscribers comprised 4% of the overall subscriber base as of June 30, 2020.

Bolivia's wireless subscriber base declined 27% as of June 30, 2020 compared to June 30, 2019, primarily as a result of a 32% decline in prepaid subscribers. The decline in prepaid subscribers was primarily attributable to the impact of societal restrictions mandated by the Bolivian government in response to the COVID-19 pandemic which restricted subscriber movement and affected distribution channels. During the period, gross additions were significantly lower due to delays in the distribution of Subscriber Identity Module cards (SIMs) and the inability of potential subscribers to visit dealers in order to subscribe to NuevaTel service. Subscriber disconnections were higher than the Company has experienced in recent quarters due to restrictions on subscriber movement which impacted subscriber recharges.

Postpaid subscribers declined 5% as of June 30, 2020 compared to June 30, 2019. The decline in postpaid subscribers is largely due to increased competitive activity and competitors' bundled service offerings. The Bolivian government prohibited involuntary postpaid disconnections during the required quarantine period, regardless of whether subscribers were current in their obligations to the Company, until 90 days after the quarantine period ends which resulted in more stability in the postpaid subscriber base as compared to prepaid. In response to collection concerns raised by telecommunications providers, the Bolivian government has since clarified that providers must verify that new subscribers do not have outstanding bills with other telecommunications providers before starting service.

Blended Wireless ARPU

Bolivia's blended wireless ARPU is generally driven by LTE adoption, the mix and number of postpaid and prepaid subscribers, service rate plans and any discounts or promotional activities used to drive either subscriber volume or data usage increases. Subscriber usage of web navigation, voice services, short messaging service and value-added services also have an impact on Bolivia's blended wireless ARPU.

Blended wireless ARPU declined 20% and 12% for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. These declines were driven by a drop in voice and data ARPU. Data consumption increased during the periods; however, the increase was offset by a decline in data pricing due to intensified competition and use of unlimited data promotional bundles during the societal restrictions mandated in response to the COVID-19 pandemic. Prepaid wireless ARPU declined 36% and 24% for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019, due to competitive pricing pressures in the market and restrictions on subscriber movement as a result of the COVID-19 pandemic which inhibited subscriber recharges. Postpaid wireless ARPU declined 8% and 3% for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019, primarily due to a decrease in voice usage partially offset by an increase in data revenue per average subscriber. Postpaid wireless ARPU was further impacted in June 2020 when NuevaTel began migrating certain subscribers to a free plan with very basic services if they had two or more past due bills.

Bolivia Business Outlook, Competitive Landscape and Industry Trend

The Bolivia Business Outlook, Competitive Landscape and Industry Trend are described in TIP Inc.'s MD&A for the year ended December 31, 2019.

Selected Financial Information

The following tables set forth our summary consolidated financial data for the periods ended and as of the dates indicated below.

The summary consolidated financial data is derived from our Condensed Consolidated Financial Statements for each of the periods indicated in the following tables.

Differences between amounts set forth in the following tables and corresponding amounts in our Condensed Consolidated Financial Statements and related notes which accompany this MD&A are a result of rounding. Amounts for subtotals, totals and percentage variances presented in the following tables may not sum or calculate using the numbers as they appear in the tables as a result of rounding.

Selected balance sheet information

The table below shows selected consolidated financial information for the Company's financial position as of June 30, 2020 and December 31, 2019. The table below provides information related to the cause of the changes in financial position by financial statement line item for the period compared.

Consolidated Balance Sheet Data
	As of June 30,	As of December 31,
(in millions, except as noted)	2020	2019	Change includes:
Cash and cash equivalents	$68.4	$76.7

Decline is due to $31.2 million of purchases of property and equipment and $8.1 million of dividends to noncontrolling interests, partially offset by $12.6 million of proceeds from EIP receivables financing obligation, $12.3 million proceeds from debt, net of payments, and $10.1 million of cash provided by operating activities.

% Change	(11%)

All other current assets	147.9	137.7	Increase is primarily due to NuevaTel's prepayment of annual license and spectrum fees and 2degrees' prepayment of the managed capacity service arrangement that will be amortized during the year.
% Change	7%

Property, equipment and intangibles	437.7	474.7	Decline is primarily due to additions during the period being less than depreciation and amortization. There were also declines of $13.2 million attributable to cumulative translation adjustments.
% Change	(8%)

All other non-current assets	273.7	149.6

Increase is due to the implementation of the new lease standard resulting in the recognition of $150.3 million of operating lease right-of-use assets as of June 30, 2020 and the reclassification of the deferred tax asset associated with the NuevaTel tower sale-leaseback transaction to accumulated deficit. In addition, there was a decline in long-term unbilled EIP installment plan receivables due to reduced EIP additions as a result of the COVID-19 pandemic.

% Change	83%

Total assets	$927.6	$838.6
Current portion of long-term debt and financing lease liabilities	$30.5	$32.4	Decline is primarily due to repayment of the outstanding balance of the Bolivian 2021 Syndicated Loan, partially offset by net proceeds from the EIP receivables financing obligation.
% Change	(6%)

All other current liabilities	203.6	201.1

Increase reflects the recognition of $16.8 million of short-term operating lease liabilities as of June 30, 2020 upon the adoption of the new lease standard. This increase was partially offset by the reclassification of the current portion of deferred gains on the NuevaTel tower sale-leaseback transaction to accumulated deficit upon implementation of the new lease standard and declines in accruals at 2degrees related to handset purchases, bonuses, business taxes, and other liabilities due to seasonality.

% Change	1%

Long-term debt and financing lease liabilities	536.8	528.7

Increase is primarily due to proceeds from the 2degrees senior facilities agreement refinanced in February 2020 and from the NuevaTel bank loan entered into in February 2020. These increases were partially offset by cumulative translation adjustments and the adoption of the new lease standard and related reclassification of certain NuevaTel tower sale-leaseback financing obligations to accumulated deficit.

% Change	2%

All other non-current liabilities	171.5	84.2

Increase is primarily due to the implementation of the new lease standard and related recognition of $133.4 million of non-current operating lease liabilities as of June 30, 2020. This increase was partially offset by the elimination of deferred gains on the NuevaTel tower sale-leaseback transaction.

% Change	104%

Total shareholders' deficit	(14.7)	(7.8)

Increase in deficit is primarily due to the net loss during the six months ended June 30, 2020, the impact of foreign currency translation adjustments, and dividends to noncontrolling interests, partially offset by the cumulative effect of adopting the new lease standard as of January 1, 2020.

% Change	(89%)
Total liabilities and shareholders' deficit	$927.6	$838.6

Selected quarterly financial information

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP.

(in millions, except per share amounts)	2020		2019				2018
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Service revenues	$115.3	$127.8	$131.2	$134.1	$136.1	$135.1	$139.0	$141.0
Equipment sales	19.7	25.0	34.9	26.4	43.5	52.6	68.0	49.4
Total revenues	135.0	152.8	166.1	160.5	179.6	187.7	207.0	190.4
Operating expenses	(143.3)	(153.6)	(162.5)	(154.2)	(172.9)	(175.6)	(198.9)	(184.2)
Operating (loss) income	(8.3)	(0.8)	3.6	6.3	6.7	12.1	8.0	6.3
Interest expense	(11.1)	(11.4)	(11.3)	(11.2)	(11.8)	(11.8)	(12.2)	(11.1)
Change in fair value of warrant liability	-	(0.1)	0.2	0.2	0.1	(0.4)	0.3	0.9
Debt modification and extinguishment costs	-	-	-	-	-	-	-	(4.2)
Other, net	(1.0)	(2.0)	1.5	0.4	(0.2)	(1.2)	(0.3)	(4.9)
Loss before income taxes	(20.4)	(14.2)	(6.0)	(4.3)	(5.2)	(1.2)	(4.3)	(13.0)
Income tax benefit (expense)	1.2	(3.1)	44.4	(0.8)	(1.1)	(1.7)	-	(0.9)
Net (loss) income	(19.2)	(17.3)	38.4	(5.1)	(6.4)	(2.9)	(4.2)	(13.9)
Net loss (income) attributable to noncontrolling interests	8.2	6.1	(21.1)	0.3	0.7	(1.1)	0.3	5.5
Net (loss) income attributable to TIP Inc.	$(11.0)	$(11.1)	$17.3	$(4.8)	$(5.6)	$(4.0)	$(3.9)	$(8.4)

Net (loss) income attributable to TIP Inc. per share:
Basic	$(0.19)	$(0.19)	$0.30	$(0.08)	$(0.10)	$(0.07)	$(0.07)	$(0.15)
Diluted	$(0.19)	$(0.19)	$0.30	$(0.08)	$(0.10)	$(0.07)	$(0.07)	$(0.15)

Quarterly Trends and Seasonality

The Company's operating results may vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of the Company's operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter's results are not predictive of future performance.

Fluctuations in net income from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of warrant liability and derivative instruments, impairment or sale of assets and changes in income taxes.

New Zealand and Bolivia

Trends in New Zealand's and Bolivia's service revenues and overall operating performance are affected by:

  Lower prepaid subscribers due to shift in focus to postpaid sales;
  Higher usage of wireless data due to migration from 3G to 4G LTE in Bolivia;
  Increased competition leading to larger data bundles offered for prices which have impacted data ARPU;
  Stable postpaid churn in New Zealand, which the Company believes is a reflection of the Company's heightened focus on high-value subscribers and the Company's enhanced subscriber service efforts;
  Decreasing voice revenue as rate plans increasingly incorporate more monthly minutes and calling features, such as long distance;
  Lower roaming revenue as network-coverage enhancements are made, as well as increased uptake of value-added roaming plans;
  Varying handset subsidies as more consumers shift toward smartphones with the latest technologies;
  Varying handset costs related to advancement of technologies and reduced supplier rebates or discounts on highly-sought devices;

  Seasonal promotions which are typically more significant in periods closer to year-end;
  Subscribers activating and suspending service to take advantage of promotions by the Company or its competitors;
  Higher voice and data costs related to the increasing number of subscribers, or, alternatively, a decline in costs associated with a decline in voice usage; and
  Higher costs associated with the retention of high-value subscribers.

Trends in New Zealand's service revenues and operating performance that are unique to its fixed broadband business include:

  Higher internet subscription fees as subscribers increasingly upgrade to higher-tier speed plans, including those with unlimited usage;
  Subscribers bundling their service plans at a discount;
  Fluctuations in retail broadband pricing and operating costs influenced by government-regulated copper wire services pricing and changing consumer and competitive demands;
  Availability of fiber services in a particular area or general network coverage; and
  Individuals swapping technologies as fiber becomes available in their connection area.

Liquidity and Capital Resources Measures

As of June 30, 2020, the Company had approximately $68.4 million in cash and cash equivalents, of which $29.9 million was held by 2degrees, $31.1 million was held by NuevaTel and $7.5 million was held at headquarters and others. Cash and cash equivalents declined $8.3 million since December 31, 2019, primarily due to purchases of property and equipment of $31.2 million in the first half of 2020, partially offset by cash provided by operating activities and net proceeds from debt and EIP receivables financing obligation.

In February 2020, 2degrees entered into a new loan (the "New Zealand 2023 Senior Facilities Agreement") with aggregate commitments of $285 million NZD ($183.1 million based on the exchange rate at June 30, 2020). Separate facilities are provided under this agreement to (i) repay the then outstanding balance of the prior $250 million NZD senior facilities agreement and pay fees and expenses associated with the refinancing ($235 million NZD), (ii) provide funds for further investments in 2degrees' business ($30 million NZD), and (iii) fund 2degrees' working capital requirements ($20 million NZD). The New Zealand 2023 Senior Facilities Agreement has a three-year term and financial covenants that are materially consistent with the prior $250 million NZD senior facilities agreement. Distributions from 2degrees to its shareholders, including Trilogy LLC, will continue to be subject to free cash flow tests calculated at half year and full year intervals. The New Zealand 2023 Senior Facilities Agreement also provides for an uncommitted $35 million NZD accordion facility which, after commitments are obtained, can be utilized in the future to fund capital expenditures. See Note 7 - Debt to the Condensed Consolidated Financial Statements for further information. As of June 30, 2020, $235 million NZD was drawn on the new facility ($151.0 million based on the exchange rate at June 30, 2020), and the $30 million NZD facility ($19.3 million based on the exchange rate at June 30, 2020) was fully drawn. As of June 30, 2020, the Company had $20 million NZD (or $12.9 million based on the exchange rate at that date) of available capacity under the working capital facility.

The Company and its operating subsidiaries, 2degrees and NuevaTel, are actively monitoring the impact of the COVID-19 pandemic on the economies of New Zealand and Bolivia. The self-isolation and movement restrictions implemented in these countries, especially in Bolivia, are affecting customer behavior. However, due to the uncertainty surrounding the magnitude, duration and potential outcomes of the COVID-19 pandemic, we are unable to predict its impact on our operations, financial condition and results, and liquidity, but the impact may be material.  From a cash and liquidity standpoint, due to cash management efforts during the quarter, NuevaTel's cash balances increased from $21.8 million at March 31, 2020 to $31.1 million at June 30, 2020.  Should the impact of the pandemic be sustained or longer term in nature, the Company may need to implement initiatives to ensure sufficient liquidity at the NuevaTel subsidiary. See further discussion under "Impact of COVID-19 on our Business" above along with Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Condensed Consolidated Financial Statements.

Selected cash flows information

The following table summarizes the Condensed Consolidated Statements of Cash Flows for the periods indicated:

	Six Months Ended June 30,		% Variance
(in millions)	2020	2019	2020 vs 2019

Net cash (used in) provided by
Operating activities	$10.1	$6.7	51%
Investing activities	(32.8)	11.1	(395%)
Financing activities	16.5	24.1	(31%)
Net (decrease) increase in cash and cash equivalents	$(6.2)	$41.9	(115%)

Cash flow provided by operating activities

Cash flow provided by operating activities increased by $3.4 million for the six months ended June 30, 2020 compared to the same period in 2019. This change reflects various offsetting changes in working capital during the six months ended June 30, 2020 compared to the same period in 2019.

Cash flow used in investing activities

Cash flow used in investing activities increased by $43.9 million for the six months ended June 30, 2020 compared to the same period in 2019, primarily due to $49.9 million in cash proceeds received in the first quarter of 2019 from the initial closing of the NuevaTel tower sale-leaseback transaction which was partially offset by a $9.7 million decrease in purchases of property and equipment.

Cash flow provided by financing activities

Cash flow provided by financing activities declined by $7.5 million for the six months ended June 30, 2020 compared to the same period in 2019. The decline was primarily due to proceeds of $14.5 million from the NuevaTel tower sale-leaseback transaction financing obligation during the six months ended June 30, 2019, a $3.9 million increase in payments of debt, net of proceeds, and a $3.1 million increase in dividends paid to noncontrolling interests during the six months ended June 30, 2020. These cash outflows were partially offset by $12.6 million of proceeds from the EIP receivables financing obligation in the first half of 2020.

Contractual obligations

The Company has various contractual obligations to make future payments, including debt agreements and lease obligations. The following table summarizes the Company's future obligations due by period as of June 30, 2020 and based on the exchange rate as of that date:

			January 1,	January 1,	From and
		Through	2021 to	2023 to	after
		December 31,	December 31,	December 31,	January 1,
(in millions)	Total	2020	2022	2024	2025

Long-term debt, including current portion(1)	$574.1	$25.9	$370.2	$173.6	$4.5
Interest on long-term debt and obligations(2)	85.8	20.4	61.3	2.2	1.9
Operating leases	201.0	13.3	48.8	43.7	95.2
Purchase obligations(3)	161.5	52.9	58.4	25.1	25.1
Long-term obligations(4)	5.0	0.4	2.5	1.6	0.4

Total	$1,027.4	$113.0	$541.1	$246.2	$127.1

(1) Includes financing lease obligations which are immaterial for each period presented. Excludes the impact of a $1.7 million discount on long-term debt which is amortized through interest expense over the life of the underlying debt facility.

(2) Includes contractual interest payments using the interest rates in effect as of June 30, 2020.

(3) Purchase obligations are the contractual obligations under service, product and handset contracts. These obligations also include the expected amounts of the installment payments (inclusive of interest) over the 5 years from January 2021 for the renewal of spectrum licenses used by 2degrees in the 1800 MHz and 2100 MHz spectrum bands.

(4) Includes the fair value of derivative financial instruments as of June 30, 2020. Amount will vary based on market rates at each quarter end. Excludes asset retirement obligations and other miscellaneous items that are not significant.

In August 2017, the New Zealand government signed the RBI2 Agreement with the New Zealand telecommunications carriers' joint venture to fund a portion of the country's rural broadband infrastructure project. As of June 30, 2020, we have included the estimated outstanding obligation for 2degrees' investments under this agreement of approximately $8.2 million, based on the exchange rate at that date, through 2022. This obligation is included in "Purchase obligations" in the table above. We have not included potential operating expenses or capital expenditure upgrades associated with this agreement in the commitment.

During the first half of 2020, 2degrees began fit-out design work in accordance with a pre-lease agreement with a New Zealand real estate developer for the construction of a commercial building and future lease of space to 2degrees for their corporate headquarters. The pre-lease agreement requires 2degrees to enter a lease upon completion of construction and allows for coordination of fit-out of the headquarters space during the construction period. The building construction is expected to be completed in the third quarter of 2021, and physical access to the facility has not yet occurred. Upon completion of construction, 2degrees expects to execute a twelve-year lease with total expected rent payments over the lease term of approximately $56 million NZD ($36 million based on the exchange rate at June 30, 2020). Since the lease has not yet been executed, we have not included these payments in the table above.

Effect of inflation

The Company's management believes inflation has not had a material effect on its financial condition or results of operations in recent years. However, there can be no assurance that the business will not be affected by inflation in the future.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that would have a material effect on the Company's Condensed Consolidated Financial Statements as of June 30, 2020.

Transactions with Related Parties

For information on related party transactions, see Note 19 - Related Party Transactions to the Consolidated Financial Statements.

Proposed Transactions

The Company continuously evaluates opportunities to expand or complement its current portfolio of businesses. All opportunities are analyzed on the basis of strategic rationale and long term shareholder value creation and a disciplined approach will be taken when deploying capital on such investments or acquisitions.

Critical Accounting Estimates

Critical Accounting Judgments and Estimates

Our significant accounting policies are described in Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Consolidated Financial Statements. The preparation of the Company's audited and unaudited consolidated financial statements requires it to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its judgments on its historical experience and on various other assumptions that the Company believes are reasonable under the circumstances, the results of which form the basis for making estimates about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Recent Accounting Pronouncements

The effects of recently issued accounting standards are discussed in Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Condensed Consolidated Financial Statements.

Changes in Accounting Policies Including Initial Adoption

Other than the adoption of new accounting standards, as discussed in the Notes to the Condensed Consolidated Financial Statements, there have been no other changes in the Company's accounting policies.

Financial Instruments and Other Instruments

The Company considers the management of financial risks to be an important part of its overall corporate risk management policy. The Company uses derivative financial instruments to manage existing exposures, irrespective of whether such relationships are formally documented as hedges in accordance with hedge accounting requirements. This is further described in Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies and Note 8 - Derivative Financial Instruments to the Consolidated Financial Statements.

Disclosure of Outstanding Share Data

As of the date of this filing, there were 59,126,613 Common Shares outstanding of which 1,675,336 are forfeitable Common Shares. There were also the following outstanding convertible securities:

Trilogy LLC Class C Units (including unvested units) - redeemable for Common Shares	26,477,271
Warrants	13,402,685
Restricted share units (unvested)	3,355,617
Deferred share units	391,897

Upon redemption or exercise of all of the forgoing convertible securities, TIP Inc. would be required to issue an aggregate of 43,627,470 Common Shares.

Risk and Uncertainty Affecting the Company's Business

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities are summarized under the heading "Cautionary Note Regarding Forward-Looking Statements" in this MD&A and are described under the heading "Risk Factors" in the 2019 20-F filed by TIP Inc. on SEDAR and on EDGAR on March 24, 2020 and available on TIP Inc.'s SEDAR profile at www.sedar.com and TIP Inc.'s EDGAR profile at www.sec.gov.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information relating to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), is responsible for establishing and maintaining disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators and as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended, to provide reasonable assurance that all material information relating to the Company, including its consolidated subsidiaries, is (a) recorded, processed, summarized and reported within the time periods specified in the applicable securities legislation, and (b) accumulated and communicated to management, including the CEO and CFO, to ensure appropriate and timely decisions are made regarding public disclosure.

Based on management's evaluation, the CEO and the CFO concluded that, as of June 30, 2020, the Company's disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Management of the Company, under the supervision of the CEO and CFO, is responsible for establishing adequate internal controls over financial reporting, which are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. However, due to their inherent limitations, internal controls over financial reporting may not prevent or detect all misstatements and fraud.  Management has used the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to establish and maintain adequate design of the Company's internal controls over financial reporting.

Changes in Internal Control over Financial Reporting

Beginning January 1, 2020, we adopted the new lease standard and implemented a new lease accounting system along with enhanced processes and additional internal controls over lease accounting to assist us in the application of the new lease standard. Other than as discussed above, there were no changes in our internal control over financial reporting during the six months ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company's disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives. However, a control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of a control system are met.

Due to their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect all misstatements and fraud. The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make such modifications from time to time as it considers necessary.

Definitions and Reconciliations of Non-GAAP Measures

The Company reports certain non-U.S. GAAP measures that are used to evaluate the performance of the Company and the performance of its segments, as well as to determine compliance with debt covenants and to manage its capital structure. Non-U.S. GAAP measures do not have any standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable U.S. GAAP measure.

Consolidated Adjusted EBITDA and Adjusted EBITDA Margin

Consolidated Adjusted EBITDA ("Adjusted EBITDA") represents Net loss (the most directly comparable U.S. GAAP measure) excluding amounts for income tax (benefit) expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); loss (gain) on disposal of assets and sale-leaseback transaction; and all other non-operating income and expenses. Net loss margin is calculated as Net loss divided by service revenues. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by service revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. The Company's management believes Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow management to evaluate the Company's performance by removing from its operating results items that do not relate to core operating performance. The Company's management believes that certain investors and analysts use Adjusted EBITDA to value companies in the telecommunications industry. The Company's management believes that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA Margin to evaluate the performance of the Company's business. Adjusted EBITDA and Adjusted EBITDA Margin have no directly comparable U.S. GAAP measure. The following table provides a reconciliation of Adjusted EBITDA to the most comparable financial measure reported under U.S. GAAP, Net loss.

	Three Months Ended		Six Months Ended
Consolidated Adjusted EBITDA	June 30,		June 30,
(in millions)	2020	2019	2020	2019

Net loss	$(19.2)	$(6.4)	$(36.5)	$(9.2)

Interest expense	11.1	11.8	22.5	23.5
Depreciation, amortization and accretion	26.0	27.7	52.0	54.4
Income tax (benefit) expense	(1.2)	1.1	1.9	2.8
Change in fair value of warrant liability	-	(0.1)	0.1	0.3
Other, net	1.0	0.2	3.0	1.4
Equity-based compensation	2.8	1.2	3.9	2.0
Loss (gain) on disposal of assets and sale-leaseback transaction	1.8	(0.2)	2.5	(7.6)
Transaction and other nonrecurring costs(1)	0.8	0.4	1.3	5.2
Consolidated Adjusted EBITDA(2)	$23.1	$35.7	$50.5	$72.8

Net loss margin (Net loss divided by service revenues)	(17%)	(5%)	(15%)	(3%)
Consolidated Adjusted EBITDA Margin (Consolidated Adjusted EBITDA divided by service revenues)	20%	26%	21%	27%

(1)2019 includes costs related to Bolivia tower sale-leaseback transaction of approximately $3.9 million for the six months ended June 30, 2019 and other nonrecurring costs.

(2)In July 2013, Trilogy LLC sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary, Salamanca Solutions International LLC ("SSI"). Although Trilogy LLC holds a 20% equity interest in SSI, due to the fact that NuevaTel is SSI's primary customer, Trilogy LLC is considered SSI's primary beneficiary and, as such, the Company consolidates 100% of SSI's net income (losses). The impact on the Company's consolidated results of the 80% that Trilogy LLC does not own was to decrease Adjusted EBITDA by $0.1 million and flat for the three and six months ended June 30, 2020, respectively, and increase Adjusted EBITDA by $0.1 million and $0.2 million for the three and six months ended June 30, 2019, respectively.

Trilogy LLC Consolidated EBITDA

For purposes of the indenture for the Trilogy LLC 8.875% senior secured notes due 2022 (the "Trilogy LLC 2022 Notes"), the following is a reconciliation of Trilogy LLC Consolidated EBITDA, as defined in such indenture, to Consolidated Adjusted EBITDA.

Trilogy LLC Consolidated EBITDA
	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in millions)	2020	2019	2020	2019

Consolidated Adjusted EBITDA	$23.1	$35.7	$50.5	$72.8
Realized gain on foreign currency	-	1.3	0.3	0.9
Interest income	-	0.1	0.2	0.2
New accounting standard impacts(1)	1.9	(2.9)	1.2	(7.1)
TIP Inc. Adjusted EBITDA	0.1	0.1	0.2	0.2
Trilogy LLC Consolidated EBITDA	$25.1	$34.3	$52.4	$67.0

(1)Trilogy LLC Consolidated EBITDA, as measured for purposes of the indenture for the Trilogy LLC 2022 Notes, excludes impacts of accounting standards adopted subsequent to the issuance of the Trilogy LLC 2022 Notes. For additional information and details regarding adopting the new revenue standard in 2019 see Note 13 - Revenue from Contracts with Customers to the Condensed Consolidated Financial Statements.

Consolidated Equipment Subsidy

Equipment subsidy ("Equipment Subsidy") is the cost of devices in excess of the revenue generated from equipment sales and is calculated by subtracting Cost of equipment sales from Equipment sales.  Management uses Equipment Subsidy on a consolidated level to evaluate the net loss that is incurred in connection with the sale of equipment or devices in order to acquire and retain subscribers. Equipment Subsidy includes devices acquired and sold for wireline subscribers. Consolidated Equipment Subsidy is used in computing Equipment subsidy per gross addition. A reconciliation of Equipment Subsidy to Equipment sales and Cost of equipment sales, both U.S. GAAP measures, is presented below:

Equipment Subsidy	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in millions)	2020	2019	2020	2019

Cost of equipment sales	$21.1	$45.7	$47.4	$98.7
Less: Equipment sales	(19.7)	(43.5)	(44.6)	(96.2)
Equipment Subsidy	$1.5	$2.1	$2.7	$2.5

Key Industry Performance Measures - Definitions

The following measures are industry metrics that management finds useful in assessing the operating performance of the Company, and are often used in the wireless telecommunications industry, but do not have a standardized meaning under U.S. GAAP:

  Monthly average revenues per wireless user ("ARPU") is calculated by dividing average monthly wireless service revenues during the relevant period by the average number of wireless subscribers during such period.

  Wireless data revenues ("data revenues") is a component of wireless service revenues that includes the use of web navigation, multimedia messaging service and value-added services by subscribers over the wireless network through their devices.

  Wireless service revenues ("wireless service revenues") is a component of total revenues that excludes wireline revenues, equipment sales and non-subscriber international long distance revenues; it captures wireless performance and is the basis for the blended wireless ARPU and data as a percentage of wireless service revenues calculations.

  Wireless data average revenue per wireless user is calculated by dividing monthly data revenues during the relevant period by the average number of wireless subscribers during the period.

  Service revenues ("service revenues") is a component of total revenues that excludes equipment sales.

  Churn ("churn") is the rate at which existing subscribers cancel their services, or are suspended from accessing the network, or have no revenue generating event within the most recent 90 days, expressed as a percentage. Subscribers that subsequently have their service restored within a certain period of time are presented net of disconnections which may result in a negative churn percentage in certain periods. Churn is calculated by dividing the number of subscribers disconnected by the average subscriber base.  It is a measure of monthly subscriber turnover.

  Cost of Acquisition ("cost of acquisition") represents the total cost associated with acquiring a subscriber and is calculated by dividing total sales and marketing plus Equipment Subsidy during the relevant period by the number of new wireless subscribers added during the relevant period.

  Equipment subsidy per gross addition is calculated by dividing Equipment Subsidy by the number of new wireless subscribers added during the relevant period.

  Capital intensity ("capital intensity") represents purchases of property and equipment divided by total service revenues. The Company's capital expenditures do not include expenditures on spectrum licenses. Capital intensity allows the Company to compare the level of the Company's additions to property and equipment to those of other companies within the same industry.